Exhibit 99.1

China Finance Online Reports 2013 First Quarter Unaudited Financial Results

Beijing, China, July 4, 2013 – China Finance Online Co. Limited ("China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a technology-driven, user-focused market leader in China providing vertically integrated financial information and services including news, data, analytics, securities investment advisory and brokerage-related services, today announced its unaudited financial results for the first quarter ended March 31, 2013.

2013 First Quarter Financial Summary
  Net revenues were $5.5 million compared with $9.1 million for the first quarter of 2012 and $5.2 million for the fourth quarter of 2012 due to the Company’s strategic transition amid a challenging business environment;
  Gross profit was $3.6 million compared with $7.1 million for the first quarter of 2012;
  Net loss attributable to China Finance Online was $4.3 million.
2013 First Quarter Results

Net revenues for the first quarter of 2013 were $5.5 million compared with $9.1 million for the first quarter of 2012, but up from $5.2 million for the fourth quarter of 2012. The main sources of the Company’s net revenues were subscription fees from individual customers, subscription fees from institutional customers, advertising revenues and brokerage-related revenues, which contributed 41%, 12%, 26% and 17% to total revenues respectively, compared with 69%, 8%, 9%, and 14%, respectively, for the comparable period in 2012. Revenues from subscription fees paid by individual customers decreased 64.0% year-over-year to $2.3 million. The decrease is largely due to the Company’s previously disclosed strategic business transition and the weak Chinese stock market. Institutional subscription revenues decreased 15.0% year-over-year to $0.7 million. Revenues from advertising increased 85.0% year-over-year to $1.5 million from $0.8 million in the first quarter of 2012. Brokerage-related revenues were $0.9 million compared with $1.3 million one year ago.

Gross profit was $3.6 million compared with $7.1 million for the first quarter in 2012, but up from $3.4 million in the fourth quarter of 2012. Gross margin for the first quarter of 2013 was 66.1% compared with 78.2% for the first quarter of 2012, but up from 65.5% in the fourth quarter of 2012. The year-over-year decrease in gross margin was mainly due to lower revenues.

General and administrative (“G&A”) expenses for the first quarter of 2013 were $2.9 million, or 52.7% of net revenues, compared with $2.8 million, or 30.4% of net revenues for the first quarter in 2012, but down from $3.1 million, or 59.8% of net revenues for the fourth quarter of 2012.

Sales and marketing expenses for the first quarter of 2013 were $3.1 million, or 56.7% of net revenues compared with $3.5 million, or 39.0% in the first quarter of 2012 and $3.2 million, or 61.6% in the fourth quarter of 2012. The year-over-year decrease in sales and marketing expenses was due to lower marketing expenses and reduced sales commissions.

Product development expenses for the first quarter of 2013 were $2.2 million, or 40.2% of net revenues, compared with $3.2 million, or 35.2% of net revenues for the same quarter in 2012 and in line with the fourth quarter of 2012.

Total operating expenses for the first quarter of 2013 were $8.2 million, down from $9.5 million in the first quarter of 2012 and $8.5 million in the fourth quarter of 2012.

Net loss attributable to China Finance Online for the first quarter of 2013 was $4.3 million, compared with a net loss of $1.3 million in the first quarter of 2012, but down from a net loss of $4.9 million in the fourth quarter of 2012. Both basic and diluted weighted average number of ordinary shares in the first quarter of 2013 was 109.0 million. Each American depositary share (“ADS”) represents five ordinary shares of the Company.

As of March 31, 2013, total cash, cash equivalents and restricted cash were $50.6 million and short-term investments were $1.0 million. Accounts receivable in non-margin related business was $8.5 million while iSTAR Finance had margin-related accounts receivables of $2.5 million. iSTAR Finance continues to implement strict margin account screening and ongoing monitoring to ensure the safe return of capital. As a result of the Company’s participation in the Langfang City real estate project as disclosed in the fourth quarter earnings release, the long-term investment, net was $22.5 million as of March 31, 2013 compared with $0.8 million as of December 31, 2012.

China Finance Online Co. Limited’s total shareholders' equity was $75.9 million as of March 31, 2013.

The combined current and non-current deferred revenues at the end of the first quarter of 2013, which mainly represented prepaid subscription fees from individual customers that have not been rendered as of March 31, 2013, were $9.3 million.

“We continue to believe that internet will play a huge role in China’s financial industry. Adapting to a changing business environment, we streamlined our business structure in 2012 and accelerated our expansion into internet-based financial services. To ensure our competitive position, we continue to leverage on our massive user base to consolidate internet resources and collaborate with industry leaders who offer complementary intellect and services. Our Hong Kong-based brokerage arm continues to expand its product offerings in securities and futures trading on global exchanges. Despite the sluggish domestic stock market, we are proactively adapting ourselves to the evolving industry through integrating our proven capabilities in financial information, financial service and internet capabilities,” commented Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online.

Conference Call Information

The Company will host a conference call and a simultaneous webcast, on July 4, 2013 at 8:00 p.m. Eastern Time/July 5, 2013 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five minutes before the call start time at U.S. +1-877-847-0047, Hong Kong +852-3006-8101, Singapore 8008-523-396, or China 800-876-5011, and the pass code for all regions is 695057.

A replay of the conference call will be available shortly after the conclusion of the event through 11:00 p.m. Eastern Time on July 11, 2013 (or 11:00 a.m. Beijing Time on July 12, 2013). The dial-in details for the replay: U.S. +1-866-572-7808, Hong Kong +852-3012-8000, Singapore 800-101-2157, China 800-876-5013. Access code: 695057.

The conference call will be available as a live webcast and replay at: http://www.media-server.com/m/p/t4p5b6ef

About China Finance Online

China Finance Online Co. Limited is a technology-driven, user-focused market leader in China in providing vertically integrated financial information and services including news, data, analytics, securities investment advisory and brokerage-related services. Through its flagship portal sites, www.jrj.com and www.stockstar.com, the Company offers basic software and information services to individual investors which integrate financial and listed-company data, information and analytics from multiple sources. Leveraging on its robust internet capabilities and registered user base, China Finance Online is developing securities investment advisory and over time wealth management services. Through its subsidiary, Genius, the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. Through its subsidiary, iSTAR Finance, the Company provides securities and futures brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

• our product upgrade and strategic transformation initiative;
• our expansion into the internet-based financial services;
• our investment in the real estate project in Langfang City of Hebei Province;
• our prospect on stabilization in cash attrition and improvement of our financial position;
• our efforts in expanding the market coverage of international equity and futures trading services;
• our initiatives to address customers’ demand for alternative investment opportunities; and
• the market prospect of the business of securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:

• the changing customer needs, regulatory environment and market condition that we are subject to;
• the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;
• the impact of a poor performing Chinese stock market, Hong Kong stock market and global financial market on our future performance;
• the unpredictability of our strategic transformation and upgrade;
• the degree to which our strategic collaborations with partners will yield successful outcome;
• the prospect for China’s high-net-worth and middle-class households;
• the competition we are facing in the new business of securities investment advisory and wealth management;
• the unpredictability of our investment in the real estate project in Langfang City of Hebei Province;
• the market prospect and competition in other business areas that we have expanded or ventured into futures brokerage business;
• wavering investor confidence that could impact our business; and
• possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income.

Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Julie Zhu
China Finance Online Co. Limited
+86-10-5832-5288
ir@jrj.com

Shiwei Yin
Grayling
646-284-9474
shiwei.yin@grayling.com

Tables follow

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
	Mar. 31, 2013	Dec. 31, 2012
Assets
Current assets:
Cash and cash equivalents	36,115	40,906
Restricted cash	14,514	28,874
Trust bank balances held on behalf of customers	7,252	8,812
Accounts receivable, net - others	8,521	4,971
Accounts receivable, net - Margin clients	2,539	15,054
Loan receivable	873	1,206
Short-term investments	1,023	2,640
Prepaid expenses and other current assets	3,537	2,780
Advances to employees	80	1,056
Deferred tax assets, current	385	392
Total current assets	74,839	106,691
Long-term investments, net	22,455	802
Property and equipment, net	4,340	4,914
Acquired intangible assets, net	4,731	4,676
Rental deposits	753	752
Goodwill	3,057	3,049
Deferred tax assets, non-current	212	201
Other deposits	462	287
Total assets	110,849	121,372

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,694 and $3,793 as of March 31,2013 and December 31,2012, respectively)	6,666	7,551
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,166 and $2,731 as of March 31,2013 and December 31, 2012, respectively)	4,553	5,391
Short-term loan(including short-term loan of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of March 31,2013 and December 31, 2012, respectively)	6,441	13,546
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of March 31,2013 and December 31, 2012, respectively)	7,252	8,812
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $135 and $141 as of March 31, 2013 and December 31, 2012, respectively)	5,128	805
Deferred tax liability, current(including deferred tax liability, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $113 and $140 as of March 31, 2013 and December 31, 2012, respectively)	113	140
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $8 as of March 31,2013 and December 31,2012, respectively)	567	88
Total current liabilities	30,720	36,333
Deferred tax liability, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,151 and $1,169 as of March 31, 2013 and December 31, 2012, respectively)	1,151	1,169
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $877 and $1,062 as of March 31,2013 and December 31,2012, respectively)	2,673	3,155
Total liabilities	34,544	40,657
Noncontrolling interests	443	751
Total China Finance Online Co. Limited Shareholders' equity	75,862	79,964
Total liabilities and equity	110,849	121,372

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except share and ADS related data)
	Three months ended
	Mar. 31, 2013	Mar. 31, 2012	Dec. 31, 2012
Net revenues	5,504	9,109	5,162
Cost of revenues	(1,867)	(1,988)	(1,779)
Gross profit	3,637	7,121	3,383
Operating expenses
General and administrative(includes share-based compensation expenses of $177, $174 and $196, respectively)	(2,898)	(2,766)	(3,086)
Sales and marketing (includes share-based compensation expenses of nil, $8 and $6, respectively)	(3,121)	(3,549)	(3,179)
Product development (includes share-based compensation expenses of nil, $3 and $3, respectively)	(2,210)	(3,205)	(2,202)

Total operating expenses	(8,229)	(9,520)	(8,467)
Government subsidies	-	19	2
Loss from operations	(4,592)	(2,380)	(5,082)
Interest income	401	1,088	516
Interest expense	(37)	(124)	(87)
Investment gain, net	119	178	25
Other income (loss), net	(129)	79	(651)
Exchange gain, net	59	25	248

Loss before income tax benefits (expenses)	(4,179)	(1,134)	(5,031)
Income tax benefits (expenses)	(468)	(56)	77

Net loss	(4,647)	(1,190)	(4,954)
Less: Net income (loss) attributable to the noncontrolling interest	(331)	63	(88)
Net loss attributable to China Finance Online Co. Limited	(4,316)	(1,253)	(4,866)

Net loss	(4,647)	(1,190)	(4,954)
Changes in foreign currency translation adjustment	57	60	534
Net unrealized loss on available-for-sale securities, net of tax effects of nil, ($3）and nil, respectively	-	(15)	-
Other comprehensive income, net of tax	57	45	534
Comprehensive loss	(4,590)	(1,145)	(4,420)
Less: comprehensive income (loss) attributable to noncontrolling interest	(331)	63	(88)
Comprehensive loss attributable to China Finance Online Co. Limited	(4,259)	(1,208)	(4,332)

Net loss per share attributable to China Finance Online Co. Limited
Basic	(0.04)	(0.01)	(0.04)
Diluted	(0.04)	(0.01)	(0.04)
Income loss per ADS
Basic	(0.20)	(0.06)	(0.22)
Diluted	(0.20)	(0.06)	(0.22)
Weighted average ordinary shares
Basic	109,004,768	108,982,101	108,986,666
Diluted	109,004,768	108,982,101	108,986,666
Weighted average ADSs
Basic	21,800,954	21,796,420	21,797,333
Diluted	21,800,954	21,796,420	21,797,333